

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2021

Todd Higley
Chief Executive Officer
Vortex Brands Co.
3511 Del Paso Rd., Ste. 160 PMB 208
Sacramento, CA 95835

> **Re: Vortex Brands Co.**
> **Offering Statement on Form 1-A**
> **Filed July 30, 2021**
> **File No. 024-11595**

Dear Mr. Higley:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing